Exhibit 99.1

News Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadi	Robin Raulf-Sager	June Filingeri
Chief Financial Officer	Director, Communications	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 201-689-6303	Tel: +1 203-972-0186
cfo@radvision.com	robinr@radvision.com	junefil@optonline.net

RADVISION LTD. ANNOUNCES SHAREHOLDER APPROVAL OF
ACQUISITION OF RADVISION BY AVAYA

Tel Aviv, Israel, April 30, 2012 -- RADVISION Ltd. (Nasdaq & TASE: RVSN), a leading technology and end-to-end solution provider for unified visual communications, announced today that at an Extraordinary General Meeting of Shareholders held today,  its shareholders approved the terms and conditions of the previously announced acquisition of RADVISION by Avaya Inc., as well as all other items on the agenda for the meeting.

The transaction is subject to certain closing conditions.  Under Israeli law, at least 30 days must elapse after the approval of the acquisition by the shareholders of RADVISION before the acquisition may become effective.  RADVISION  and Avaya expect to complete the transaction during the second fiscal quarter of 2012.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, Google+, and YouTube.

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This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.